UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549
                                   SCHEDULE 13G
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)


                            Universal Power Group, Inc.
            _________________________________________________________
                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
            _________________________________________________________
                          (Title of Class of Securities)

                                   913788105
            _________________________________________________________
                                 (CUSIP Number)

                                December 31, 2009
            _________________________________________________________
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 913788105

  1)     Name of Reporting Persons:
           Julian Tymczyszyn

  2)     Check the Appropriate Box if a Member of a Group:
           a)     n/a
           b)     n/a

  3)     SEC Use Only

  4)     Citizenship or Place of Organization:
           United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:
  5)     Sole Voting Power:          275,637
  6)     Shared Voting Power:        - 0 -
  7)     Sole Dispositive Power:     275,637
  8)     Shared Dispositive Power:   - 0 -

  9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
           275,637

  10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares n/a

  11)    Percent of Class Represented by Amount in Row (9):
           5.5%

  12)    Type of Reporting Person:
           IN


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  Item 1a)     Name of Issuer:
                    Universal Power Group, Inc.

  Item 1b)     Address of Issuer's Principal Executive Offices:
                    1720 Hayden Road, Carrolton, Texas 75006

  Item 2a)    Name of Person Filing:
                    Julian Tymczyszyn

  Item 2b)    Address of Principal Business Office or, if none, Residence:
                    11 King George Street, Greenwich, London SE10 8QJ United Kingdom

  Item 2c)    Citizenship:
                    United Kingdom

  Item 2d)    Title of Class of Securities:
                    Common Stock, par value $.01 per share

  Item 2e)    CUSIP Number:     913788105

  Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
  (a)[ ] Broker or dealer under section 15 of the Act.
  (b)[ ] Bank as defined in section 3(a)(6) of the Act.
  (c)[ ] Insurance company as defined in section 3(a)(6) of the Act.
  (d)[ ] Investment company registered under section 8 of the Investment Company Act.
  (e)[ ] Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
  (f)[ ] Employee benefit plan, pension fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
  (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
  (h)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

  Item 4)    Ownership:

  (a)     Amount beneficially owned:  275,637

  (b)     Percent of class:  5.5%

  (c)     Number of shares as to which such person has:
           (i)    Sole power to vote or to direct the vote:
                             275,637
           (ii)   Shared power to vote or to direct the vote:
                             - 0 -
           (iii)  Sole power to dispose or to direct the disposition of:
                             275,637
           (iv)   Shared power to dispose or to direct the disposition of
                             - 0 -

  Item 5)    Ownership of Five Percent or Less of a Class:
                    n/a

  Item 6)    Ownership of More than Five Percent on Behalf of Another
             Person:
                    n/a

  Item 7) Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company:
                    n/a

  Item 8)    Identification and Classification of Members of the Group:
                    n/a

  Item 9)    Notice of Dissolution of Group:
                    n/a

  Item 10)   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             Signature
                            -----------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  --------------------------------
  Date - January 21, 2010


  By___________________________________________
      Julian Tymczyszyn